Exhibit (d)(1)(b)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

Estate Protection Rider

This rider provides an additional death benefit. The additional death benefit is equal to the Protection Percentage of the total face amount of your certificate. The death benefit of this rider will automatically increase or decrease in direct proportion with the total face amount of your certificate. The Protection Percentage is indicated at the end of this rider and may not be changed after this rider is issued.

We will pay this death benefit when we receive due proof that both persons insured by your certificate died before this rider’s expiration, provided your certificate and this rider are in force.

This rider does not have any certificate value, and we do not use it to calculate how much you can borrow from your certificate.

Notice

If the owner of the underlying certificate is also the last surviving insured, and he or she transfers ownership of the certificate to another person or an entity (e.g., an irrevocable trust) within three years of his or her death, the entire certificate death benefit, including the additional death benefit created by this rider, could be included in the last surviving insured’s estate.

Charges

There are no additional charges for this rider.

Contesting the validity of this rider

With respect to each life insured, this rider will be incontestable after it has been in force during the lifetime of that insured for two years from its issue date. If the death of the first insured to die occurs within two years after the issue date, we will not contest this rider due to a material misrepresentation concerning only the first insured to die more than 12 months after receipt of proof of such death.

If a person insured by the certificate commits suicide

In the event of the suicide of either insured, while sane or insane, within two years from this rider’s issue date, we will not pay this rider’s death benefit. The rider will be canceled.

When this rider begins

We have issued this rider because you asked us on your application or by written request to add it to your certificate. The rider is attached to your certificate, it forms part of your certificate, and the terms of the certificate apply to it. The rider’s issue date and effective date are shown below.

When this rider will end

Your coverage under this rider will end on one of the following dates, whichever occurs later:

•	the rider’s termination date shown below; and

•	the date we receive at our administrative office your written request to us to cancel this rider;

•	However, in no event will the rider continue beyond whichever of the following occurs first:

1.	the date of death of the last surviving insured;

2.	the date the grace period of your certificate ends and you have not made the payment that is needed; or

3.	the date you end or surrender this certificate.

Protection Percentage: [123%]

Rider Issue Date: [certificate issue date]	Rider effective date: [certificate date]

Rider Termination Date: [always four years after the rider effective date less one day]

TIAA-CREF Life Insurance Company [Insurance Service Center

P.O. Box XXX Atlanta, GA 31139

1-877-694-0305]	Chairman of the Board of Directors